FONU2, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

August 5, 2013

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

RE:

Re: FonU2, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed January 17, 2013

Response dated July 18, 2013

File No. 0-49652

Dear Mr. Thompson:

We submit the following in response to your comment by letter of July 31, 2013.  To facilitate review we have quoted your comment and indicated our response below.

Item 8. Financial Statements and Supplementary Data, page 11

Notes to Financial Statements, page 18

Summary of Significant Accounting Policies, page 18

Reverse-Merger Transaction, page 18

1.

We reviewed your response to the comment in our letter dated July 9, 2013. Please tell us how you determined the fair value of the consideration effectively transferred by Cygnus for its interest in FONU2, the amount of the consideration transferred and how you allocated the consideration to the identifiable assets and liabilities of FONU2 in arriving at the goodwill amount of $1.5 million. In addition, please show us the proposed disclosures that will be included in future filings and explain to us what transactions in the statements of stockholders’ equity are incorrectly presented given that the number of outstanding shares at the most recent balance sheet date is incorrect. In doing so, please include the proposed disclosure related to the correcting adjustment and show us the proposed revisions to the statement of stockholders’ equity for the nine months ended September 30, 2012.

COMPANY RESPONSE:

Value of Consideration and Goodwill Discussion - In the merger transaction discussed in Note 1 under the sub-heading “Reverse Merger Transaction,” and also in Note 4 “Equity Transactions,” it is disclosed that immediately prior to the transaction FonU2 had 9,374,920 shares of common stock outstanding.  These shares were retained by the FonU2 shareholders pursuant to the merger transaction.  These shares represent the consideration paid by Cygnus in order to consummate the merger transaction.  As of March 29, 2012 (the closing date of the merger transaction), the fair market value of these shares was $0.20 per share, resulting in an aggregate value of $1,874,984.

In addition to stock consideration transferred, FonU2 had net assets of $346,488 at the time of the merger (as outlined in Note 4).  When value of the net assets of FonU2 (346,488) is subtracted from the value of the consideration transferred by Cygnus to acquire FonU2 ($1,874,984), the result is $1,528,496 in goodwill.

The $1,528,496 goodwill figure was not allocated to the identifiable assets and liabilities of FonU2.  At the transaction date, FonU2 had no intangible assets to which an allocation would have been reasonable or appropriate.  FonU2 had no patents, trademarks, customer lists, or other intangible assets to which a portion of the goodwill could have been reasonably allocated.  Furthermore, as of September 30, 2012 the Company did not have revenues or sales operations sufficient to justify maintaining a goodwill asset of $1,528,496; therefore, the goodwill asset would have required immediate impairment in full.

Statement of Stockholders’ Equity – The statement of stockholders’ equity as presented within Form 10-K correctly lists the number of common shares issued and outstanding as of September 30, 2012 as 66,676,182.  This figure is not incorrect, and requires no adjustments to the statement of stockholders’ equity.    The figures on the statement of stockholders’ equity that are incorrect are as follows:

a)

In the line item “Shares issued to acquire Zaldiva.com,” the Additional Paid-In Capital figure (currently showing $336,613) should read as $1,865,109.

b)

In the line item “Shares issued to acquire Zaldiva.com,” the Total Stockholders’ Equity figure (currently showing $346,488) should read $1,874,984.

c)

In the line item “Net loss for the year ended September 30, 2012” the Accumulated Deficit figure (currently showing $(34,894,730)) should read $(36,423,226).

d)

In the line item “Net loss for the year ended September 30, 2012” the Total Stockholders’ Equity figure (currently showing $(34,894,730)) should read $(36,423,226).

e)

In the line item “Balance, September 30, 2012” the Additional Paid-In Capital figure (currently showing $37,144,409) should read $38,672,905.

f)

In the line item “Balance, September 30, 2012” the Accumulated Deficit figure (currently showing $(37,342,587)) should read $(38,871,083).

Disclosures – The disclosure to be included in future filings is as follows:

Prior Period Misstatement

Subsequent to the closing of the Cygnus/FonU2 merger transaction in March 2012, the Company determined that the transaction had not been correctly accounted for.  The transaction had been accounted for as a reverse-merger transaction, when it should have been accounted for as a reverse-acquisition transaction.  As a result of this accounting, the Company understated both additional paid-in capital and accumulated deficit by $1,528,496.  Upon discovery of this error, the Company performed an evaluation of the error pursuant to the SEC’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  As a result of the evaluation of the error under SAB 108, the Company determined that the error was not material, in any qualitative or quantitative sense, to the Company’s September 30, 2012 financial statements, and therefore, no restatement was necessary.  Pursuant to SAB 108, the correcting adjustment will be reflected in future filings as an increase of $1,528,496 to additional paid-in capital and a corresponding increase in accumulated deficit (resulting from the full impairment of goodwill).

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you.

Very truly yours,

FONU2, INC.

/s/ Robert B. Lees

By:    Robert B. Lees, President